Exhibit 99.1

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands

	September 30,	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$96,668	$125,777
Short-term bank deposits	241,103	224,804
Marketable securities	25,920	13,718
Trade receivables, net	49,866	51,566
Inventories	55,344	52,487
Other accounts receivable and prepaid expenses	11,148	9,178

Total current assets	480,049	477,530

LONG-TERM ASSETS:
Marketable securities	93,816	71,636
Deposits and other long-term assets	471	395
Severance pay fund	342	337
Deferred taxes	7,054	5,096
Property, plant and equipment, net	38,401	29,255
Operating lease right-of-use assets	22,122	21,053
Intangible assets, net	10,479	7,221
Goodwill	25,447	16,466

Total long-term assets	198,132	151,459

Total assets	$678,181	$628,989

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$30,630	$32,016
Employees and payroll accruals	22,238	15,022
Deferred revenues and advances from customers	11,719	27,019
Operating lease liabilities	4,461	3,957
Other payables and accrued expenses	22,116	11,613

Total current liabilities	91,164	89,627

LONG TERM LIABILITIES:
Accrued severance pay	1,327	1,214
Operating lease liabilities	18,856	18,688
Other long-term liabilities	1,699	443

Total long-term liabilities	21,882	20,345

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at September 30, 2021 and December 31, 2020, respectively; Issued and Outstanding: 46,477,324 shares and 45,988,613 shares at September 30, 2021 and December 31, 2020, respectively	123	121
Additional paid in capital	520,884	488,208
Accumulated other comprehensive income	1,600	2,733
Retained earnings	42,528	27,955

Total shareholders' equity	565,135	519,017

Total liabilities and shareholders' equity	$678,181	$628,989

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands, except per share data

	Nine months ended September 30,
	2021	2020

Revenues
Products	$206,682	$103,536
Services	27,776	17,504
Total revenues	234,458	121,040

Cost of revenues
Products	98,457	50,117
Services	26,477	20,066
Total cost of revenues	124,934	70,183

Gross profit	109,524	50,857

Operating expenses
Research and development, net	30,736	22,213
Sales and marketing	40,716	25,375
General and administrative	24,972	18,957

Total operating expenses	96,424	66,545

Operating income (loss)	13,100	(15,688)

Finance income, net	2,635	4,427

Income (loss) before taxes on income (tax benefit)	15,735	(11,261)
Taxes on income (tax benefit)	1,162	(577)

Net income (loss)	$14,573	$(10,684)

Basic net earnings (losses) per share	$0.32	$(0.26)

Diluted net earnings (losses) per share	$0.30	$(0.26)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

U.S. dollars in thousands

	Nine months ended September 30,
	2021	2020

Net income (loss)	$14,573	$(10,684)

Other comprehensive income:

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax on income (tax benefit) of $(94) and $154, respectively	(1,149)	1,907
Gains reclassified into net income (loss)	(32)	(462)

Net change	(1,181)	1,445

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax on income (tax benefit) of $(2) and $11, respectively	(27)	130
Losses (gains) reclassified into net income (loss)	75	(130)

Net change	48	-

Foreign currency translation adjustment	-	161

Total other comprehensive income (loss), net of tax	(1,133)	1,606

Comprehensive income (loss)	$13,440	$(9,078)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders' equity

Balance at January 1, 2021	45,988,613	$121	$488,208	$2,733	$27,955	$519,017

Exercise of options and vesting of restricted stock units	488,711	2	4,139	-	-	4,141
Share-based compensation	-	-	10,969	-	-	10,969
Warrants to customers	-	-	17,568	-	-	17,568
Other comprehensive loss	-	-	-	(1,133)	-	(1,133)
Net income	-	-	-	-	14,573	14,573

Balance at September 30, 2021	46,477,324	$123	$520,884	$1,600	$42,528	$565,135

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income (loss)	Retained earnings	Total Shareholders' equity

Balance at January 1, 2020	40,684,340	$105	$304,617	$843	$32,738	$338,303

Issuance of ordinary shares in a public offering, net of issuance costs in an amount of $739	4,689,941	14	162,531	-	-	162,545
Exercise of options and vesting of restricted stock units	257,235	1	4,941	-	-	4,942
Share-based compensation	-	-	7,310	-	-	7,310
Warrants to customers	-	-	3,564	-	-	3,564
Other comprehensive income	-	-	-	1,606	-	1,606
Net loss	-	-	-	-	(10,684)	(10,684)

Balance at September 30, 2020	45,631,516	$120	$482,963	$2,449	$22,054	$507,586

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands	Nine months ended September 30,
	2021	2020
Net income (loss)	$14,573	$(10,684)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,945	3,411
Fair value of warrants deducted from revenues	17,568	3,564
Share-based compensation	10,969	7,310
Amortization of premium and accretion of discount on marketable securities, net	(1,620)	248
Realized gain on sale of marketable securities	(32)	(503)
Change in operating assets and liabilities:
Trade receivables, net	1,713	(7,933)
Other accounts receivables and prepaid expenses	(1,853)	(1,615)
Inventories	(3,765)	(9,529)
Operating lease right-of-use assets and liabilities, net	(397)	-
Deferred taxes	(1,866)	(823)
Deposits and long-term assets	(76)	38
Trade payables	(2,400)	571
Employees and payroll accruals	8,878	4,318
Deferred revenues and advances from customers	(15,350)	7,663
Other payables and accrued expenses	10,479	2,120
Accrued severance pay, net	108	81
Other long-term liabilities	1,256	48
Loss from sale and disposal of property and Equipment	-	75
Foreign currency translation loss on intercompany balances with foreign subsidiaries	-	(294)

Net cash provided by (used in) operating activities	43,130	(1,934)

Cash flows from investing activities:

Purchase of property, plant and equipment	(9,422)	(10,758)
Capitalization of software development costs	-	(121)
Proceeds from sale of property, plant and equipment	-	4
Cash paid in connection with acquisition, net of cash acquired	(14,991)	(15,059)
Investment in (proceeds from) bank deposits	(16,299)	43,192
Proceeds from sale of marketable securities	-	58,532
Proceeds from maturity of marketable securities	10,304	20,006
Investment in marketable securities	(44,310)	(18,542)

Net cash provided by (used in) investing activities	(74,718)	77,254

Cash flows from financing activities:

Exercise of employee stock options	4,141	4,942
Payments related to shares withheld for taxes	(1,662)	(82)
Proceeds from public offering, net of issuance costs	-	162,720

Net cash provided by financing activities	2,479	167,580

Foreign currency translation adjustments on cash and cash equivalents	-	37

Increase (decrease) in cash and cash equivalents	(29,109)	242,937
Cash and cash equivalents at the beginning of the period	125,777	40,743

Cash and cash equivalents at the end of the period	$96,668	$283,680

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Nine months ended September 30,
	2021	2020

Supplemental disclosure of non-cash investing and financing activities:

Property and equipment acquired in credit	$1,907	$382
Inventory transferred to be used as property and equipment	$931	$823

Issuance expenses on credit	$-	$739

Lease liabilities arising from obtaining right-of-use assets	$1,517	$2,769

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong, Japan and the United Kingdom. The Company's subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet at December 31, 2020 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 25, 2021. The significant accounting policies applied in the Company’s audited 2020 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Company's management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for credit losses and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, including to the Company’s business and the business of the Company’s suppliers and customers are uncertain, rapidly changing and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to this evolving situation. Such changes could result in future impairments of intangibles, long-lived assets, inventories, incremental credit losses on receivables and marketable securities, or an increase in the Company’s insurance liabilities as of the time of a relevant measurement event.

NOTE 3:- BUSINESS COMBINATIONS

a.	On August 10, 2021, the Company consummated the acquisition, pursuant to an asset purchase agreement, of certain assets of Voxel8 Inc., an advanced additive manufacturing technology for textiles, which allows for digital fabrication of functional features with zonal control of material properties, in addition to utilizing high-performance elastomers adhering to inkjet technology. Under the agreement the Company purchased the associated assets for a total consideration of $14,991 in cash.

In addition, the Company incurred acquisition-related costs in a total amount of $194. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition. These transaction costs were included in general and administrative expenses in the consolidated statements of operations.

The main reasons for this acquisition are to strengthen the Company ability to explore potential existing and new lucrative markets such as functional apparel and footwear, as well as to be able to offer versatility of decorative capabilities enabling the production of various functional applications on textile substrates.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS (Cont.)

The Voxel8 acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”. ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Acquisition related costs are expensed to the statement of operations in the period incurred.

Under business combination accounting principles, the total purchase price was allocated to Voxel8’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill which is deductible for tax purposes,

The preliminary fair value estimates for the intangible assets acquired for Voxel8 acquisition were based upon preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as the Company obtains additional information during the respective measurement period to the information that was existed as of the acquisition date (up to one year from the respective acquisition dates). The following table summarizes the purchase price allocation of Voxel8 Acquisition:

	Fair value	Amortization period (years)

Tangible Assets, net	$1,448

Intangible assets:
Technology - Materials	1,795	6.5
Technology - Systems	1,767	8.5
Harvard License	1,000	8.5
Goodwill	8,981	Infinite

Total purchase price	$14,991

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statements of operations.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES

The following tables summarize our marketable securities by significant investing categories:

	September 30, 2021
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$23,688	$209	$-	$23,897
Government debentures	2,007	16	-	2,023
	25,695	225	-	25,920

Matures after one year through four years:
Corporate debentures	83,016	869	(257)	83,628
Government debentures	10,210	29	(51)	10,188
	93,226	898	(308)	93,816

Total	$118,921	$1,123	$(308)	$119,736

	December 31, 2020
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$13,106	$210	$-	$13,316
Government debentures	402	-	-	402
	13,508	210	-	13,718

Matures after one year through four years:
Corporate debentures	63,611	1,815	(3)	65,423
Government debentures	6,145	79	(11)	6,213
	69,756	1,894	(14)	71,636

Total	$83,264	$2,104	$(14)	$85,354

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	September 30, 2021
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$42,248	$(257)	$-	$-	$42,248	$(257)
Government debentures	8,649	(51)	-	-	8,649	(51)

Total	$50,897	$(308)	$-	$-	$50,897	$(308)

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES (Cont.)

	December 31, 2020
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses

Corporate debentures	$3,821	$(3)	$-	$-	$3,821	$(3)
Government debentures	3,002	(11)	-	-	3,002	(11)

Total	$6,823	$(14)	$-	$-	$6,823	$(14)

NOTE 5:- FAIR VALUE MEASUREMENTS

The Company measures its marketable securities and foreign currency derivative contracts at fair value. Marketable securities and foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of September 30, 2021 and December 31, 2020 by level within the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$119,736	$-	$119,736
Foreign currency derivative contracts	-	62	-	62

Total financial assets	$-	$119,798	$-	$119,798

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$85,354	$-	$85,354
Foreign currency derivative contracts	-	-	-	-

Total financial assets	$-	$85,354	$-	$85,354

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- INVENTORIES

	September 30,	December 31,
	2021	2020

Raw materials and components	$23,919	$18,026
Finished products (*)	31,425	34,461

	$55,344	$52,487

(*)	Including amounts of $5,578 and $10,628 as of September 30, 2021 and December 31, 2020, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

Inventory write-offs amounted to $4,223 and $2,554 during the nine months ended September 30, 2021 and 2020, respectively.

NOTE 7:- DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815," Derivatives and Hedging" which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company used derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts“), to manage exposure to foreign currency risks, by hedging a portion of the Company's forecasted expenses denominated in New Israeli Shekels expected to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial income, net".

a.	Derivative instruments notional amounts

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	September 30,	December 31,
	2021	2020

Cash flow hedge	$9,276	$-

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- DERIVATIVES AND HEDGING ACTIVITIES (Cont.)

b.	Derivative instrument outstanding

As of September 30, 2021, and December 31, 2020, the fair value of the Company's outstanding forward and option contracts amounted to $62 and $0 which is included within "Other payables and accrued expenses" in the balance sheets.

c.	Derivative instrument gains and losses

During the nine months ended September 30, 2021 and 2020, the company recorded pretax expenses of $9 and $24, respectively from derivatives designated in cash flow hedging relationships.

The Company's outstanding derivatives designated as cash flow hedging instruments, and their related gains and losses, are reported in the statement of cash flows as cash flows from operating activities.

The maximum length of time over which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is less than 12 months.

The estimated net amount of the existing unrealized loss that is reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months is $48.

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of September 30, 2021, the Company has a line of credit with an Israeli bank for total borrowings of up to $2 million. This line of credit is unsecured and available provided that the Company maintains a 30% ratio of total tangible shareholders' equity to total tangible assets, and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across this credit line varied from 0.3% to Prime (Israel Interbank Offered Rate) +0.7% (currently 2.3%) as of September 30, 2021.

As of September 30, 2021, the Company has not utilized its line of credit.

b.	Purchase commitments:

As of September 30, 2021, the Company has purchase commitments from vendors in an amount of $54,683. These commitments are due primarily within one year.

c.	Litigation:

From time to time, the Company is involved in various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Royalty Commitments:

Under the Company's agreement for purchasing print heads and other products, which was amended in 2016, the Company is obligated to pay 2.5% royalties of its annual ink revenues up to an annual maximum amount of $625.

Royalty expenses for the nine months ended September 30, 2021 and 2020 were $469 each.

e.	Guarantees:

As of September 30, 2021, the Company provided five bank guarantees in a total amount of $575 for its rented facilities.

NOTE 9:- EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (losses) per share:

	Nine months ended September 30,
	2021	2020
Numerator for basic and diluted net earnings (losses) per share:
Net income (loss)	$14,573	$(10,684)

Weighted average shares outstanding:

Denominator for basic earnings (losses) per share	46,200,884	41,059,090

Effect of dilutive securities:
Share options, warrants and restricted share units	1,645,193	-
Denominator for diluted earnings (losses) per share	47,846,077	41,059,090

Basic earnings (losses) per share	$0.32	$(0.26)

Diluted earnings (losses) per share	$0.30	$(0.26)

No shares related to the outstanding options and RSUs were excluded from the calculation of diluted earnings per share due to their anti-dilutive effect for the nine months ended September 30, 2021. During the nine months ended September 30, 2020, the Company was in a loss position and therefore all its securities were antidilutive.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS' EQUITY

a.	Company's shares:

1.	Ordinary shares:

Each ordinary share confers equal rights to dividends and bonus shares, and to participate in the distribution of surplus assets upon liquidation in proportion to the par value of that share regardless of any premium paid thereon, all subject to the provisions of the Company's articles of association. Each ordinary share confers its holder the right to participate in the general meeting of the Company and one vote in the voting.

2.	On September 16, 2020, the Company closed a follow on and secondary offering where 2,999,999 ordinary shares were sold in the transaction to the public for an aggregate net proceeds of $161,981, net of underwriting discounts, commissions and offering expenses. In addition, 1,689,942 ordinary shares issued pursuant to exercise of warrants, were sold by the Company’s global customer. The Company did not receive any of the proceeds from the sale of these ordinary shares.

b.	Share option and RSU's plans:

A summary of the Company's share option activity for the nine months ended September 30, 2021 and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2021	686,456	$18.66	6.87	$48,375
Granted	5,005	125.25	-	-
Exercised	(217,547)	19.04	-	11,951
Forfeited	(21,935)	19.12	-	-

Outstanding as of September 30, 2021	451,979	$19.60	6.08	$56,296

Exercisable at end of period	296,525	$15.32	5.38	$38,203

As of September 30, 2021, the Company had $2,069 of unrecognized compensation expense related to non-vested stock options expected to be recognized over a weighted average period of 1.95 years.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company’s RSUs activity is as follows:

Nine months ended
September 30, 2021

Unvested as of January 1, 2021	834,321
Granted	242,685
Vested	(271,164)
Forfeited	(71,884)
Unvested as of September 30, 2021	733,958

The weighted average fair values at grant date of RSUs granted during the nine months ended September 30, 2021 was $108.90

As of September 30, 2021, the Company had $39,023 of unrecognized compensation expense related to RSUs expected to be recognized over a weighted average period of 2.85 years.

The Company's Board of Directors has approved Equity Incentive Plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the "optionees") options to purchase ordinary shares of NIS 0.01 par value each, at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant. 25% of total options are exercisable one year after the date determined for each optionee and a further 6.25% become exercisable at the end of each subsequent three-month period over the following 3 years.

Under the Equity Incentive Plans, beginning in 2017, the Company grants Restricted Stock Units (“RSUs”). The RSUs generally vest over a period of four years of employment. Options and RSUs that have vested are exercisable for up to 10 years from the grant date of the options or RSU to each employee. Options and RSUs that are cancelled or forfeited before expiration become available for future grants.

As of September 30, 2021, an aggregate of 4,111,196 ordinary shares are available for future grants.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

c.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the nine months ended September 30, 2021 and 2020:

	Nine months ended September 30,
	2021	2020

Cost of products	$1,000	$772
Cost of services	750	568
Research and development, net	1,810	1,243
Sales and marketing	3,651	2,150
General and administrative	3,758	2,577

Total share-based compensation expense	$10,969	$7,310

On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. (the "Agreement") under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 per share were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five year period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. On September 16, 2020 Amazon Inc. exercised 2,162,463 warrants in a cashless manner and sold the 1,689,942 ordinary shares received upon exercise. As of September 30, 2021, 769,713 warrants are exercisable under the Agreement.

On September 14, 2020, the Company signed an amendment to the master purchase agreement (the "Amended Agreement") with Amazon Inc. under which an additional 3,401,028 warrants to purchase ordinary shares of the Company at an exercise price of $59.26 per share were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $400 million over a five-year period beginning in January 2021, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of September 30, 2021, 427,559 warrants are exercisable under the Amended Agreement.

The Company recognized a reduction to revenues of $17,568 and $3,564 during the nine months ended September 30, 2021, and 2020, respectively, due to the accounting impact of Amazon’s warrants.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes:

	Unrealized gain (loss) on marketable securities	Unrealized gain on cash flow hedges	Foreign currency translation adjustment	Total
	Unaudited
Nine months ended September 30, 2021:
Beginning balance	$1,933	$-	$800	$2,733
Other comprehensive income (loss) before reclassifications	(1,149)	(27)	-	(1,176)
Amounts reclassified from accumulated other comprehensive income	(32)	75	-	43
Net current period other Comprehensive income (loss)	(1,181)	48	-	(1,133)
Ending Balance	$752	$48	$800	$1,600

NOTE 12:- REVENUE RECOGNITION

Revenue disaggregated by revenue source for the nine months ended September 30, 2021 and 2020, consists of the following:

	Nine months ended September 30,
	2021	2020

Systems	$139,979	$55,266
Ink and consumables	66,703	48,270
Services	14,620	10,566
Service contracts and software subscriptions	13,156	6,938

Total revenue	$234,458	$121,040

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- REVENUE RECOGNITION (Cont.)

The following table presents revenue disaggregated by geography based on customer location:

	Nine months ended September 30,
	2021	2020

U.S	$157,523	$71,471
EMEA	52,745	31,581
Asia Pacific	17,129	10,624
Other	7,061	7,364

Total revenue	$234,458	$121,040

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The following table represents the remaining performance obligations as of September 30, 2021, which are expected to be satisfied and recognized in future periods:

	Remainder of 2021	2022	2023 and thereafter
Product	$12,672	$-	$-
Services	2,769	3,735	400

Total	$15,441	$3,735	$400

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $11,824 and $27,156 as of September 30, 2021 and December 31, 2020, respectively and are presented under deferred revenues and advances from customers and other long-term liabilities. During the nine months ended September 30, 2021, the Company recognized revenues in the amount of $16,535 which have been included in the contract liabilities at January 1, 2021.

Provision for returns amounted to $2,238 and $1,759 as of September 30, 2021 and December 31, 2020, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME

a.	The main reconciling items between the theoretical and actual tax rate during the nine months ended September 30, 2021, derives mainly from: tax expense related to the Company's foreign subsidiaries income at different tax rates, deferred tax benefit recognized in Israel related to current losses at Preferred Enterprise reduced tax rates and permanent differences.

b.	The Company is currently subject to a tax audit for the years 2013 to 2019 by the Israeli Tax Authority, or ITA. In respect of the years 2013-2014, the Company has been issued a tax order, concerning which it appealed to the district court. The ITA also issued assessments for the years 2015 until 2019, on which the Company filed an objection, and the ITA has to determine whether to accept the objection or issue a tax order for the years 2015-2019 as well. The Company’s management, based on a legal opinion received from its legal counsels, believes that it has adequately provided for any reasonably foreseeable outcome related to the ITA tax audits. Nevertheless, the ITA may disagree with its positions taken in its tax returns for any other years as well, and the Company may be subject to additional tax liabilities, which could have a material adverse effect on the Company’s results of operations.

The U.S and German subsidiaries received final tax assessment through 2014 and 2016, respectively, and the Hong Kong, UK and Japan subsidiaries have not received a final tax assessment since inception.

NOTE 14:- TRANSACTIONS WITH RELATED PARTIES

The Company's policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable than those available from unaffiliated third parties. Based on the Company’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believes that all of the transactions described below met this policy at the time they occurred.

1.	Fritz Companies Israel T. Ltd. ("Fritz")

Fritz is a logistics company which is owned, in part, by the Chairman of the Board since March 2018. The Company has an ongoing logistic contract with Fritz. During the nine months ended September 30, 2021 and 2020 logistic service fees amounted to $3,481 and $2,659, respectively. As of September 30, 2021, and December 31, 2020, the Company had trade payables balances due to this related party in amounts of $587 and $1,546, respectively.

2.	Accord Insurance Agency Ltd. ("Accord")

The Company maintains a business relationship with Accord Insurance Agency Ltd., or Accord, a company which is an insurance agency that is owned in part and controlled, by the Chairman of the Board. Accord is the Company's insurance agent for most of its insurance policies. During the nine months ended September 30, 2021 and 2020 total premium under the contracts was $289 and $742, respectively.

3.	Priority Software Ltd. ("Priority")

Priority is the Company’s ERP solution provider, which is owned, in part, by a few of the Company’s Board members. During the nine months ended September 30, 2021 and 2020 maintenances fees and additional licenses acquired amounted to $172 and $61 respectively As of September 30, 2021 and December 31, 2020, the Company had trade payables balances due to this related party in amount of $0 and $65, respectively.

4.	Tritone Technologies Ltd. (“Tritone”)

On September 13, 2020, the Company entered into a sublease agreement with Tritone Technologies Ltd., whose CEO is a director of the Company and whose one of its shareholders is an equity fund controlled by the chairman of the Board, for the sublease of 192 square meters in Rosh Ha’Ayin. The term of the lease is 24 months until September 12, 2022, with an option to extend the term by additional 12 months. The rent under the sublease is approx. $2 per month. The sublease agreement is carried out on a “back-to-back” basis, as the Company pays over the rent that it receives directly to its landlord. As of September 30, 2021 and December 31, 2020, the Company had a trade receivable balance due from this related party in an amount of $5 and $3, respectively.

5.	Magalcom Ltd. (“Magalcom”)

The Company entered into a transaction with Magalcom which is owned, in part and controlled, by the Chairman of the Board, for the replacement of communication equipment in its conference rooms. Total consideration to be paid to Magalcom pursuant to this transaction is approximately $650. During the nine months ended September 30, 2021 and 2020 service fees amounted to $518 and $0 respectively. As of September 30, 2021 and December 31, 2020, the Company had a trade payables balance due to this related party in an amount of $404 and $9, respectively.

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